Electronic Arts Inc.

209 Redwood Shores Parkway

Redwood City, California 94065

August 25, 2006

By Facsimile (202) 772-9203, UPS and EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Daniel F. Duchovny

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Electronic Arts Inc.

Schedule TO-I

Filed on August 16, 2006

File No. 005-40740

Dear Mr. Duchovny:

This correspondence is in response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated August 21, 2006, with respect to Electronic Arts Inc.’s (the “Company”) Schedule TO-I, File No. 005-40740 (the “Schedule TO”). We are submitting this correspondence in conjunction with the response letter to the Staff of even date herewith from DLA Piper Rudnick Gray Cary US LLP, the Company’s legal counsel, responding to the SEC’s comments on behalf of the Company and in accordance with Staff guidance provided in SEC Press Release No. 2004-89 regarding submission of “Tandy” language.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities law of the United States.

If you should have any questions regarding the above, please do not hesitate to contact me at (650) 628-1500.

Sincerely,

Electronic Arts Inc.

By:	/s/ Stephen G. Bené
Name:	Stephen G. Bené
Title:	Senior Vice President, General Counsel and Secretary

cc:	David Leeb, Electronic Arts

Diane Holt Frankle, DLA Piper Rudnick Gray Cary US LLP

William H. Hoffman, DLA Piper Rudnick Gray Cary US LLP

John G. Saia, DLA Piper Rudnick Gray Cary US LLP